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EXHIBIT 99.1



MADGE NETWORKS N.V.                                                 [MADGE LOGO]
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+31) (0) 23 5685526
Fax:   (+31) (0) 23 5685528

                     MADGE NETWORKS N.V. ANNOUNCES PLANS TO
                             RAISE UP TO $30 MILLION

Amsterdam, The Netherlands (January 19, 2000) -- Madge Networks N.V. (NASDAQ NM:
MADGF), a global network solutions provider, today announced that it has filed a universal shelf registration statement on Form F-3 with the Securities and Exchange Commission which will permit the Company to offer and sell, from time to time, various types of securities including, but not limited to, common share and debt securities, up to a total value of $30 million. The Company filed the registration statement to gain flexibility in accessing the capital markets primarily to fund the expansion of Madge.web. Any offers of securities pursuant to the registration statement will be made only by means of a prospectus.

The registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


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ABOUT MADGE NETWORKS N.V.

Founded in 1986, Madge Networks N.V. (NASDAQ NM: MADGF) is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. The company's goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. The company's main business centers are at Wexham Springs, United Kingdom, New York City and Eatontown, New Jersey. Madge Networks N.V., a company organized under the laws of the Netherlands, is the parent company of Madge.web Holdings B.V. and Madge.connect Holdings B.V. Information about Madge's complete range of products and services can be accessed on the World Wide Web at www.madge.com

PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., ability to raise additional funds to fund the expansion of Madge.web, changing technologies, competition, management of change, and changed resource allocation resulting from these and other factors). Forward-looking statements in this press release include statements that refer to raising up to $30 million, whether the SEC will declare the Form F-3 effective we have filed and allow us to offer securities, funding the expansion of Madge.web, gaining flexibility in accessing the capital markets and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings on Form 20F, Form 6-K and Form F-3.

Contact: Madge Networks, Wexham Springs, United Kingdom
Internet: www.madge.com

Company Contact:                            Investor Relations Contact:
Chris Bradley, Chief Financial Officer      John Nesbett
MADGE NETWORKS N.V.                         LIPPERT/HEILSHORN & ASSOC.
Tel: (+44) 1753 661172                      Tel: 212-838-3777

Lisa Ellis, Director of Investor & Public Relations
MADGE NETWORKS N.V.
Tel: 212-709-1007